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Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Suying Li; Joel Parker; Nicholas Lamparski; Jacqueline Kaufman

Re:	Winc, Inc.
Draft Registration Statement on Form S-1
Submitted July 2, 2021
CIK No. 0001782627

Ladies and Gentlemen:

On behalf of our client, Winc, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find enclosed for confidential submission with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 1 (“Amendment No. 1”) to the above-captioned Draft Registration Statement on Form S-1 (the “Registration Statement”), which was initially submitted to the Commission on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”) on July 2, 2021 (the “Draft Submission”).

Amendment No. 1 reflects certain revisions to the Draft Submission in response to the comment letter from the staff of the Commission (the “Staff”) to Geoffrey McFarlane, the Company’s Chief Executive Officer, dated July 30, 2021. The responses provided herein are based on information provided to Latham & Watkins LLP by the Company.

Prospectus Summary, page 1

1.	Please balance the disclosure in the summary by addressing the challenges that you face. In this regard, we note that you have been operating at a net loss each year since your inception, you appear to be carrying debt and you have been dependent on debt, equity financing, and your PPP loan to fund your operations.

August 17, 2021 Page 2

Response:

The Company acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on pages 11, 15, 114 and 118 of Amendment No. 1.

Risk Factors

Risks Related to Production, Supply and Service Providers

Our business, including our costs and supply chain, is subject to risks . . . , page 38

2.	We note your reference to key suppliers in your risk factor spanning pages 38-39, and that you purchase significant amounts of product supply from a limited number of suppliers with limited supply capabilities. Please elaborate upon why these suppliers are considered key ones and, if material to an understanding of your agreements with these suppliers, revise your disclosure to discuss the material terms of any agreements with these entities. If they are your principal suppliers, please also revise to identify the names of such suppliers, as required by Item 101(h)(4)(v) of Regulation S-K. Further, if your business is substantially dependent upon any of your agreements with these key suppliers, please file any such agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on pages 41, 42 and 125 of Amendment No. 1.

The Company also respectfully advises the Staff that it does not consider itself to be substantially dependent upon any of its agreements with its suppliers, all of which it enters in the ordinary course of business, nor does it believe that the terms of the Company’s supply agreements are material to investors. While the Company does rely on these contracts in order to procure raw materials for its wine and manufacturing, if the Company were to receive notice from any given supplier of its intent to terminate its agreement, the Company believes that it could transition to one or more alternative parties on commercially reasonable terms. As such, the Company believes that the loss of any of its suppliers would generally not result in a material disruption to the Company’s supply and distribution chains and on the Company’s ability to operate its business.

As a result, the Company respectfully submits that none of its agreements with suppliers meet the definition of a material contract under the applicable provisions of Item 601(b)(10) of Regulation S-K and therefore are not required to be filed at this time.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Impact of COVID-19, page 83

3.	Please revise your disclosure here, and elsewhere as appropriate, to quantify the negative impact the COVID-19 pandemic has had on your wholesale sales, particularly with respect to on-premise sales. As a related matter, please revise this section to discuss, as you do on page 112, how you believe on-premise wine sales will be a source of growth as quarantine restrictions are lifted by states and on-premise consumption resumes. For guidance, please refer to CF Disclosure Guidance: Topics No. 9 and 9A.

August 17, 2021 Page 3

Response:

The Company advises the Staff that it does not believe it can reasonably estimate the quantitative negative impact the COVID-19 pandemic has had on its wholesale sales, but has revised page 86 of Amendment No. 1 to clarify that the Company believes the pandemic and related measures in response thereto have impaired the rate of growth of the Company’s wholesale sales and impacted wholesale gross profits during 2020.

Additionally, the Company has revised the disclosure on page 86 of Amendment No. 1 to include its belief that on-premise wine sales will be a source of growth as quarantine restrictions are lifted by states and on-premise consumption resumes.

Key Financial and Operating Metrics, page 84

4.	We note that you discuss several metrics such as retail account growth, sales velocity, consumer acquisition cost (“CAC”), average monthly consumer retention rate, consumer lifetime revenue (“LTR”), consumer lifetime value (“LTV”), and LTV/CAC ratio in your Business section. However, you have not discussed these metrics in your Management’s Discussion and Analysis nor have you identified these metrics in your Key Financial and Operating Metrics section. Please advise/revise. Based on your disclosure, these metrics would appear to be key performance indicators necessary to an understanding of trends in your business. Refer to Section III.B.1 of SEC Release 33-8350.

Response:

The Company acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on pages 88 and 89 of Amendment No. 1 to include number of retail accounts and average monthly consumer retention rate in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as key metrics.

The Company respectfully advises that it does not consider sales velocity, CAC, LTR, LTV or LTV/CAC key performance indicators necessary to gain an understanding of its business, and has not included such metrics in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of Amendment No. 1, for the following reasons:

•	Sales Velocity: The Company has used sales velocity to measure SKU performance over longer time periods in its early stages, but does not believe it is a meaningful metric for period-to-period comparison, as it moves in small increments over the course of many months. Additionally, since the Company does not have direct business relationships with retailers, the Company’s ability to get timely readings of SKU performance necessary for calculating sales velocity for a given period is limited and beyond the Company’s control.

August 17, 2021 Page 4

•	CAC: The Company does not consider CAC to be a key performance indicator necessary to gain an understanding of trends in the business because the Company routinely makes strategic decisions that are meant to generate improved returns even if those decisions result in short-term increases to CAC. Additionally, as the Company notes on page 114 in the Registration Statement, it does not believe online consumer acquisition will be its primary driver of long-term growth.

•	LTR, LTV and LTV/CAC: Such metrics represent accumulations of revenue or value, as applicable, rather than demonstrations of trends for analyzing period-to-period performance, and are therefore not necessary to understanding trends in the Company’s business and are not conducive to being reported as key performance indicators for a given period.

For the avoidance of doubt, if a change in the metrics that have not been included as key performance indicators was an underlying reason for a material change in the Company’s results of operations between two periods being presented in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the Company would include a discussion of such change in accordance with Item 303 of Regulation S-K.

Results of Operations

Comparison of the Years Ended December 31, 2019 and 2020, page 88

5.	You attribute the changes in net revenues, cost of revenues, and gross profit in each of your reportable segments over the reporting periods to multiple factors. Please expand your discussion of the results of operations to quantify the amount of the changes contributed by each underlying factor that you identified. Please refer to Item 303 of Regulation S-K and SEC Release No. 33-8350 for guidance.

Response:

The Company acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on pages 92 through 94 of Amendment No. 1 to quantify each factor impacting net revenues, cost of revenues and gross profit for each of our reportable segments.

6.	Please similarly disclose, with quantification, the business reasons for changes between periods in your other non-reportable operations.

Response:

The Company acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on pages 92 through 94 of Amendment No. 1 to disclose the business reasons for changes in the Company’s other non-reportable operations. The Company respectfully advises the Staff that there were no operations attributable to other non-reportable operations during 2019, and has included an explanation of that fact on page 94 of Amendment No. 1.

August 17, 2021 Page 5

Business, page 99

7.	We note your disclosure on page F-27 that in May 2021, the company entered into an Asset Purchase Agreement to purchase certain assets of Natural Merchants, Inc. Please expand your disclosure in the Business section to provide the material terms of the asset purchase agreement, and include a description of the assets that were purchased in this transaction. In the alternative, explain to us why such disclosure is not material to investors.

Response:

The Company acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on page 115 of Amendment No. 1.

Omni-Channel Platform

Wholesale, page 112

8.	We note that your “largest retail accounts through distributors . . . as of June 30, 2021 are Whole Foods, the Pennsylvania Liquor Control Board, or PLCB, the Liquor Control Board of Ontario, or LCBO, Albertsons, Fresh Market, Target, Binny’s and HEB.” Please include a description of the general terms of your agreements with these distributors, including the general fee structure, duration and termination provisions of such agreements. In this regard, we note your risk factor disclosure on page 31 highlighting how the loss of shelf space with Whole Foods or any other large retailer could have a significant impact on your revenue.

Response:

The Company acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on page 120 of Amendment No. 1.

Principal Stockholders, page 144

9.	Please revise footnote (4) to your beneficial ownership table to identify the natural person(s) with voting and/or investment control over Cool Japan Fund Inc. Refer to Item 403 of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on page 152 of Amendment No. 1.

General

10.	Please revise your prospectus cover page to disclose that your officers, directors, and certain principal shareholders will be able to control the management and affairs of your company and most matters requiring stockholder approval following the offering. As a related matter, please disclose whether you will be deemed a “controlled company” as defined by the market on which you intend to list your common stock and, if so, whether you intend to rely on any exemptions as a controlled company. If applicable, please disclose on the prospectus cover page and in the prospectus summary that you are a controlled company, and include a risk factor that discusses the effect, risks and uncertainties of being designated a controlled company.

August 17, 2021 Page 6

Response:

The Company acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page of Amendment No. 1. The Company also advises the Staff that it will not be a “controlled company” following the offering.

11.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

Response:

The Company acknowledges the Staff’s comment and will supplementally provide such written communications to the Staff under cover of a separate letter.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me by telephone at (714) 755-8008 with any questions or further comments you may have regarding this submission or if you wish to discuss the above.

Sincerely,

/s/ Drew Capurro

Drew Capurro
of LATHAM & WATKINS LLP

cc:	Geoffrey McFarlane, Winc, Inc.
Matthew Thelen, Winc, Inc.
Brian Cuneo, Latham & Watkins LLP
B. Shayne Kennedy, Latham & Watkins LLP
Richard D. Truesdell, Jr., Davis Polk & Wardwell LLP
Pedro J. Bermeo, Davis Polk & Wardwell LLP